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                                 EXHIBIT 8.1.6


MORGAN BEAUMONT REPORTS FISCAL 2005 FOURTH QUARTER AND YEAR END RESULTS


BRADENTON, FLORIDA - December 13, 2005 - Morgan Beaumont, Inc. (OTC BB: MBEU), a premier technology solution provider to the Stored Value and Debit Card market and owner of the SIRE NetworkTM, today announced fiscal fourth quarter and year end results for the period ended September 30, 2005. Please note that the financial results in this release for fiscal 2005 are unaudited. The audit should be completed within the next two weeks followed by the filing of the Annual Report on Form 10-K.

Net revenue for the fourth quarter of fiscal 2005 was $417,000 compared to $31,000 in the fourth quarter of fiscal 2004. The year over year revenue increase is primarily due to the addition of new card products, an increase in prepaid card sales and related usage and transaction fees, and telecommunications services including prepaid phone cards. The company reported a net loss for the fourth quarter of fiscal 2005 of $1.9 million, or $0.03 loss per share, compared to a net loss of $536,000 or $0.02 loss per share, in the fourth quarter of fiscal 2004.

Net revenue for fiscal twelve months of 2005 was $1.1 million compared to $60,000 in the same twelve month period in 2004. Net loss for fiscal 2005 was $5.8 million, or $0.12 loss per share, compared to $1.6 million or $0.10 loss per share in the prior twelve month period.

Cliff Wildes, CEO of Morgan Beaumont, stated, "I'm pleased to announce that we have met or exceeded many of our targets and goals for 2005. Among our accomplishments are:

f        Establishing the SIRE Network nationwide

f        Attaining 100,000 contracted SIRE Network Points of Presence (POPs)

f Finalizing agreements with multiple banks and processors such as launching into strategic banking relationships with First Gulf Bank, N.A. and Meta Payment Systems

f Adding Visa as an additional card association as part of our strategy to have multiple relationships for issuing card programs

f Creating, executing and deploying several creative card programs and services

f Adding James Christiansen, former Chief Information Security Officer of General Motors and former head of Visa International's Information Security Division, as an Advisor to the company and the Chair of its Security and Compliance Committee


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f        Certifying the SIRE Network as PCI compliant

f Purchasing certain select telecommunications property and equipment of MTEL Communications which facilitated the formation of MBI Services Group LLC, a wholly owned subsidiary utilizing the acquired switches and routes necessary to provide turn-key telecommunication services for Morgan Beaumont's prepaid phone card programs, and to support Morgan Beaumont's broader telecommunications and technology initiatives

f Entering into a distribution agreement with Network Management Inc., which will supply Morgan Beaumont's Stored Value and Debit card products, as well as deploy the SIRE Network technology, to its sales channel of 6,000 retail locations

f Signing Western Union as a Preferred Partner on SIRE Network, enabling all of Western Union's 45,000+ locations in the United States to provide value load services to Morgan Beaumont's Stored Value and Debit cardholders

f Developing our innovative, proprietary distribution management software application which positions the company at the forefront of the industry in down-line distribution channel management and transaction reconciliation

f Enhancing the Board by appointing Joseph D. "Jody" Hudgins, Executive Vice President of the First National Bank of Pennsylvania, as an independent board member

f Adding talented executives to fill several important senior management roles that have experience and background in the Stored Value Card industry that will help the company distribute cards and grow the SIRE Network

f Signing Bostrom International Group (BIG) as a Master Distributor for the Prestige Payroll Card program. BIG is an insurance and business consultancy offering innovative enterprise solutions including health benefits programs and employer payroll cards

f Signing an exclusive distribution agreement with Virtual Card Services to market Morgan Beaumont's debit cards to automotive dealers worldwide that service the sub prime credit market

f        Raising over $5 million of equity capital from two private placements


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f        Recently deploying the SIRE Network with MoneyGram, which gives Morgan
         Beaumont's stored value card customers the ability to use MoneyGram's nationwide network of over 20,000 US money transfer agent locations to load value to their Morgan Beaumont cards. MoneyGram's agent network includes supermarkets, convenience stores, check cashers and financial institutions across the US

f Announcing a strategic partnership with Products Benefits Systems Corporation (PBS), to provide PBS' patented adjudication process access to use the SIRE Network, which will act as a `tollway' for the program, making it easy for employees to access, use and load their stored value cards

f And, in January 2006, all Morgan Beaumont prepaid cardholders will have the ability to write money orders from their prepaid card balance.

"As a development stage company we have been very busy over the past year. We have made significant strides in commercializing our SIRE Network and its technologically-advanced platform for loading and re-loading stored value card and prepaid cards. In 2006, we believe we will benefit from our sales and marketing efforts in 2005 and are on track to continue growing the business rapidly while achieving our goal of bringing stored value products and services to more customers in more convenient locations," added Wildes. "As an example, we are projecting that net revenue in the first three months of fiscal 2006 for the quarter ending December 31, 2005 will be greater than total net revenue for the full year of fiscal 2005."

Conference Call

Morgan Beaumont has scheduled a conference call, which will be broadcast live over the Internet, for today, December 13, 2005 at 5:30 p.m. eastern time. Please dial 706-643-3907 and ask for the Morgan Beaumont call at least 10 minutes prior to the start time, or listen live over the Internet by logging on to http://www.morganbeaumont.com.

A telephonic replay of the conference call will be available through December 20, 2005 and may be accessed by calling 706-645-9291 using passcode 3032384. A web cast archive will also be available at http://www.morganbeaumont.com shortly after the call and will be accessible for approximately 90 days. For more information, please contact Donna Washburn at DRG&E at 713-529-6600 or email dmw@drg-e.com.


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Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton,
Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE NetworkTM, a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit HTTP://WWW.MORGANBEAUMONT.COM.

"Safe Harbor" Statement under Private Securities Litigation Reform Act of 1995
------------------------------------------------------------------------------

Statements about the expected future prospects of our business and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Some of the factors that we believe could affect our results include: general economic and market conditions, including the lingering effects of the economic slowdown and services revenue; the overall condition of the bank card industry, including the effect of any further consolidation among financial services firms; the regulatory, credit and market risks associated with our operations; the integration of acquired businesses, the performance of our businesses; the effect of war, terrorism or catastrophic events; the timing and magnitude of sales; the timing and scope of technological advances; the ability to retain and attract customers and key personnel; and the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents. The factors described in this paragraph and other factors that may affect our business or future financial results and when applicable, are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K, a copy of which may be obtained from us without charge. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.


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

                                       MORGAN BEAUMONT, INC.
                                  (A DEVELOPMENT STAGE ENTERPRISE)
                               CONSOLIDATED STATEMENTS OF OPERATIONS


                                       [MORGAN BEAUMONT LOGO]


                                   For the         For the
                                     three           three           For the 12       For the 12
                                    months           months            months            months
                                     ended           ended             ended             ended
                                 September         September         September         September
                                  30, 2005          30, 2004          30, 2005          30, 2004
                                 Unaudited         Unaudited         Unaudited         Unaudited

NET REVENUES                   $    417,022      $     30,954      $  1,089,673      $     59,765
COST OF REVENUES                    547,639            34,619         1,006,445            68,350
GROSS PROFIT (LOSS)                (130,617)           (3,665)           63,228            (8,585)
SG&A OPERATING EXPENSES:          1,706,246           511,321         5,806,503         1,534,972
NET OPERATING LOSS               (1,836,863)         (514,986)       (5,743,275)       (1,543,557)
OTHER INCOME (EXPENSE):             (90,382)          (21,043)          (18,535)          (24,979)
NET LOSS                       $ (1,927,245)     $   (536,029)     $ (5,761,810)     $ (1,568,536)
NET LOSS PER SHARE - Basic
  and Diluted                  $      (0.03)     $      (0.02)     $      (0.12)     $      (0.10)
Weighted Average Number of
Shares Outstanding               60,376,153        24,162,517        49,175,851        15,048,886
                               ============      ============      ============      ============

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